UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13D
                                  (Amendment No. 2)

                      Under the Securities Exchange Act of 1934



                                    CONAGRA, INC.
                                   (Name of Issuer)

                                     COMMON STOCK
                            (Title of Class of Securities)

                                      205887102
                                    (CUSIP Number)


                                 David L. Hefflinger
                                McGrath, North, Mullin
                                    & Kratz, P.C.
                             1400 One Central Park Plaza
                                   Omaha, NE 68102
                                    (402) 341-3070

                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)



                                   NOVEMBER 6, 1995
               (Date of Event which Required Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

     Note:   Six copies  of this  statement, including  all exhibits,  should be
     filed  with the Commission.   See Rule  13d-1(a) for other  parties to whom
     copies are to be sent.

     The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.








     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.





























































          CUSIP NO. 205887102           13D


          1.   Name of Reporting Person
               SS or IRS Identification Number of Above Person

               Chemical Bank, as Trustee for the ConAgra, Inc. Employee Equity Fund

          2.   Check the Appropriate Box if a Member of a Group

                    (a)                      (b)

          3.   SEC Use Only



          4.   Source of Funds


                    SC, CO

          5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)




          6.   Citizenship or Place of Organization

                    New York

                                        7. Sole Voting Power

                                             0
               Number of
               Shares                   8. Shared Voting Power
               Beneficially
               Owned by                      17,734,421*
               Reporting
               Person
               With                     9. Sole Dispositive Power

                                             0


                                        10.  Shared Dispositive Power

                                             17,734,421*

          11.  Aggregate Amount Beneficially Owned by Each Reporting Person


                    17,734,421*

          12.  Check  Box if  Aggregate Amount in  Row 11  Excludes Certain
          Shares









          CUSIP NO. 205887102           13D


          13.  Percent of Class Represented by Amount in Row 11

               Approximately 7.44% of voting securities

          14.  Type of Reporting Person

               BK, EP

          *Subject to Disclaimer


          Item 1.     SECURITY AND ISSUER

               The filing of this Amendment No. 2 to Statement on Schedule 13D by the ConAgra, Inc. Employee Equity Fund (the "Trust") does not constitute, and should not be construed as, an admission that either the Trust or Chemical Bank, as trustee of the Trust (the "Trustee"), beneficially owns any securities covered by this
          Statement or is required to file this Statement. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.

               The Trust filed an original Statement on Schedule 13D dated August 13, 1992 and an Amendment No. 1 thereto dated April 15, 1993. This Amendment No. 2 (the "Amended Statement") amends certain information contained in the Schedule 13D, as previously amended.

               The class of equity securities to which this Amended Statement relates is the Common Stock, $5.00 par value (the "Common Stock"), of ConAgra, Inc., a Delaware corporation ("ConAgra"). The principal executive offices of ConAgra are located at One ConAgra Drive, Omaha, Nebraska 68102-5001.

          Item 2.    IDENTITY AND BACKGROUND

               This Amended Statement is being filed by the Trust. The business addresses of the Trust is Chemical Bank, 450 West 33rd Street, New York, NY 10001-2697. The address of the Trustee is 450 West 33rd Street, 15th Floor, New York, NY 10001-2697. The
          Trust is a trust organized under the laws of the State of New York. The Trustee is a state chartered bank organized under the laws of the State of New York.

               During the past five years, neither the Trust nor the Trustee has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION








          CUSIP NO. 205887102           13D

               On August 6, 1992, ConAgra and the Trustee as Trustee for the Trust, entered into a trust agreement creating the Trust (the "Trust Agreement"). Pursuant to a stock purchase agreement dated August 6, 1992 between ConAgra and the Trustee (the "Stock Purchase Agreement"), the Trust on August 13, 1992 purchased 12,533,572 shares of authorized but previously unissued Common Stock at $27.925 per share (the average closing price of the Common Stock as reported in the WALL STREET JOURNAL for the five trading days immediately preceding the day of purchase). The Trust also purchased 11,517,397 additional shares of Common Stock from ConAgra between September 16, 1992 and April 15, 1993 pursuant to Section 1.3 of the Stock Purchase Agreement for an aggregate purchase price of approximately $350 million. Such additional shares were purchased by the Trust at prices equal to the prices (excluding commissions, transfer taxes and similar costs) ConAgra paid for the shares on the open market. Such purchase completed the obligations of the Trust under the Stock Purchase Agreement to purchase shares from ConAgra.

               On August 13, 1992, the trustee delivered to ConAgra cash in the amount of $62,667,860 (previously contributed by ConAgra to the Trust) and a revolving promissory note (the "Note") in the amount of $287,332,138 (the balance of the purchase price of the shares purchased on August 13, 1992). The principal amount of the Note was increased to $637,332,131.44 with the additional purchases of Common Stock from ConAgra by the Trust.

               ConAgra will contribute cash to  the Trust from time to time which when added to the earnings of the Trust (primarily dividends paid on the Common Stock) will be sufficient to enable the Trust to pay when due the interest and principal payments on the Note. If ConAgra fails to make a contribution, then a corresponding amount of the principal of the Note will be forgiven. Equal quarterly payments on the Note are made, or forgiven, based on a 30-year amortization schedule with a final payment of any accrued interest and principal remaining unpaid upon termination of the Trust. The first payment forgiven included an additional amount equal to interest accrued from the date of issue of the Note to the first payment date.

          Item 4.     PURPOSE OF TRANSACTION

               ConAgra advised the Trustee that the Trust was created to provide assurance of the availability of the shares of Common Stock necessary to satisfy certain of its obligations or those of its subsidiaries' compensation and benefit plans (the "Plans"), including incentive plans, stock purchase programs, savings plans, retirement plans and stock option plans and not for the purpose of preventing a change in control of ConAgra. As of November 6, 1995, the Trust has released 6,316,548 shares of Common Stock to the Plans.

               ConAgra further advised the Trustee that ConAgra is advised that the creation of the Trust could have certain antitakeover effects. As of September 24, 1995, ConAgra had 238,471,961 shares of Common Stock outstanding. Based on this number, the Trust holds approximately 7.44% of ConAgra's outstanding Common Stock. Under the Delaware General Corporation Law ("DGCL"), a






          CUSIP NO. 205887102           13D

          merger  requires the  affirmative  vote  of  a  majority  of  the outstanding shares. The sale of shares of Common Stock to the Trust could thus make it more difficult for an acquiror to obtain an affirmative merger vote without employee support. Similarly, pursuant to Section 203 of the DGCL, an interested stockholder (defined as one owning more than 15% of an issuer's stock) may not engage in a business combination with an issuer for three years after the date he becomes an interested stockholder unless
          (1) prior to such date the board of directors approved the business combination in question or transaction which resulted in such holder becoming an interested stockholder or (2) on or after such date, the business combination is approved by the board of directors and the holders of two-thirds of the outstanding shares not held by the interested stockholder or (3) the interested stockholder acquired at least 85% of the issuer's voting stock in the same transaction that resulted in his becoming an interested stockholder.

               A potential acquiror could find it more difficult to engage in a business combination with ConAgra under the circumstances described under Section 203 of the DGCL which require approval of two-thirds of the outstanding shares without employee support since the Trustee will vote the Common Stock and will tender or exchange, or not tender or exchange, the Common Stock held by the Trust in the same proportion and manner as the participants of the Plans which are qualified under Section 401(k) of the Internal Revenue Code of 1986 (the "401(k) Plans") direct the trustees of the 401(k) Plans with respect to Common Stock held by the 401(k) Plans.

               Stock held by employee stock plans is excluded from the 85% calculation under Section 203 of the DGCL unless the employees have the right to determine confidentially whether shares held by a plan will be tendered in a tender or exchange offer. The Trust requires that voting and tendering instructions be held confidential by the Trustee. Some or all of the Common Stock held in the suspense account may be deemed held by employees of the 401(k) Plans through the Trust and included in the 85% calculation. Thus, a potential acquiror who has not received ConAgra's Board of Directors approval prior to becoming an interested stockholder could find it more difficult to attain an 85% ownership threshold unless he is able to induce some employees to direct trustees of the 401(k) Plans to tender shares to the potential acquiror.

          Item 5.     INTEREST IN SECURITIES OF THE ISSUER

               The  Trust  held 17,734,421  shares  of Common  Stock  as of
          November 6, 1995, as to which it may be deemed to have shared voting and dispositive power. Shares of Common Stock acquired pursuant to the Stock Purchase Agreement are held in the Trust's suspense account and will be released as the Trust repays the Note to ConAgra and will be allocated to certain of ConAgra's employee benefit plans (the "Plans") in the manner set forth in the Trust Agreement. As of November 6, 1995, the Trust has released 6,316,548 shares of Common Stock to the Plans. ConAgra has advised the Trustee that ConAgra's contributions to the Plans







          CUSIP NO. 205887102           13D

          will be decreased by the value of the shares allocated to the Plans from the Trust.

               The Trustee has no discretion in the manner in which the Common Stock will be voted. The Trust Agreement provides that the Trustee must vote all of the Common Stock held by the Trust in the same proportion and manner as the participants of the 401(k) Plans direct the Trustees of the 401(k) Plans with respect to the voting of the Common Stock held by the 401(k) Plans. The Trust Agreement also provides that if a tender or exchange offer is commenced for Common Stock, then the Trustee will tender or exchange, or not tender or exchange, the Common Stock held by the Trust in the same proportion and manner as the participants of the 401(k) Plans direct the Trustees of the 401(k) Plans with respect to Common Stock held by the 401(k) Plans. The Trust Agreement further provides that all voting instructions and all tender or exchange instructions received by the Trustee will be held in confidence and not disclosed to any person, including ConAgra.

               The filing of this Statement on Schedule 13D by the Trust does not constitute, and should not be construed as, an admission that either the Trust or the Trustee beneficially owns any securities covered by this Statement or is required to file this Statement. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.

          Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
                     OR RELATIONSHIPS WITH RESPECT TO SECURITIES
                     OF THE ISSUER

               ConAgra and the Trustee, as trustee for the Trust, have entered into the Trust Agreement and the Stock Purchase Agreement, and the Trustee, as trustee for the Trust, has issued the Note to ConAgra. The Trust Agreement, the Stock Purchase Agreement and the Note are described in Items 3 and 5 of this Statement.

          Item 7.     MATERIAL TO BE FILED AS EXHIBITS

                      (a) Trust Agreement, dated as of August 6, 1992 between ConAgra and Chemical Bank as trustee for the ConAgra, Inc. Employee Equity Fund Trust.*

                      (b) Stock Purchase Agreement, dated as of August 6, 1992 between ConAgra and Chemical Bank, as trustee
                           for  the  ConAgra,  Inc.  Employee  Equity  Fund
          Trust.*

                      (c) Revolving Promissory Note, dated as of August 6, 1992, issued to ConAgra by Chemical Bank as trustee for the ConAgra, Inc. Employee Equity
          Fund
                           Trust.*

          *Previously filed






          CUSIP NO. 205887102           13D


                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               Dated:  November 20, 1995.
                                                  Chemical Bank


                                            /s/ Kevin R. Cahill
                                                By:  Kevin R. Cahill
                                                Its: Assistant Vice President

















































          CUSIP NO. 205887102           13D

                                  INDEX TO EXHIBITS

          (a) Trust Agreement, dated as of August 6, 1992 between ConAgra and
               Chemical  Bank as  trustee for  the  ConAgra, Inc.  Employee
          Equity
               Fund Trust.*

          (b) Stock Purchase Agreement, dated as of August 6, 1992 between ConAgra and Chemical Bank, as trustee for the ConAgra, Inc. Employee Equity Fund Trust.*

          (c) Revolving Promissory Note, dated as of August 6, 1992, issued to ConAgra by Chemical Bank as trustee for the ConAgra, Inc. Employee Equity Fund Trust.*

          *Previously filed.